May 2, 2017	News Release 17–15

SILVER STANDARD COMPLETES SALE OF BERENGUELA PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has completed the sale of its Berenguela project in the Lampa Province of Puno, Peru (“Berenguela”) to Valor Resources Limited (ASX: VAL) (“Valor”) for aggregate consideration of $12 million in deferred cash and a 9.9% equity interest in Valor. Valor is an Australian-based company, focused on mineral project exploration and development, listed on the ASX Limited. This transaction was previously announced in Silver Standard’s news release dated February 13, 2017.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com
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